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NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

July 7, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Christina DiAngelo Fettig

Re:	William Blair Funds (the “Registrant”)

Annual Shareholder Report for the Fiscal Year Ended December 31, 2020

(File No. 811-05344) on Form N-CSR

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided to Robert Toner, David Cihak, John Raczek, Andrew Pfau, and Steve Klink of William Blair Investment Management, LLC and me in a telephonic discussion on May 4, 2021, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Registrant and its series (each, a “Fund”) filed on Form N-CSR relating to the fiscal year ended on December 31, 2020. We have reproduced your comments below, followed by the Registrant’s responses.

Comment 1.    Macro Allocation Fund – Management Discussion of Fund Performance: Based on information provided in the shareholder report, the Macro Allocation Fund appears to have a significant allocation to derivative instruments. If true, consider including a discussion of the performance of the Macro Allocation Fund’s investments in derivative instruments in future “An Overview from the Portfolio Managers” shareholder report sections.

Response 1:     The Registrant will consider enhancements to the Macro Allocation Fund’s Management Discussion of Fund Performance in connection with future shareholder reports.

Comment 2.    Small-Mid Cap Core Fund – Hypothetical Growth of $10,000 Table: The chart displaying the hypothetical growth of $10,000 represents information for Class I shares of the Small-Mid Cap Core Fund, which the Securities and Exchange Commission (“SEC”) staff notes is subject to a $500,000 initial investment minimum. Consistent with Item 27(b)(7)(ii)(A) of Form N-1A, please revise the hypothetical

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growth of $10,000 table in future shareholder reports to begin at the Small-Mid Cap Core Fund’s initial investment minimum.

Response 2.      The Registrant confirms that the requested change will be made in future shareholder reports.

Comment 3.    Bond Fund, Income Fund, Low Duration Fund – Schedules of Investments: As required by footnote 2 of Article 12-12 of Regulation S-X, please categorize the Schedule of Investments for each of the Bond Fund, Income Fund, and Low Duration Fund in future shareholders reports by both (i) type of investment and (ii) the related industry, country, or geographic region of the investment.

Response 3.      For each Fund identified, the Registrant will categorize the Schedule of Investments by type of investment and related industry.

Comment 4.    Macro Allocation Fund – Schedule of Investments: The SEC staff notes that a significant percentage of the Macro Allocation Fund’s assets appear to be invested in the SPDR S&P 500 ETF Trust. When a registered investment company has a “significant amount of its investments in” another registered investment company, the SEC staff requires that the registrant include disclosure informing shareholders of how to obtain information regarding the underlying registered investment company’s financial statements. See Accounting Matters Bibliography – Dear CFO Letter Item 1997-02 (Funds of Funds Considerations). Please include the required disclosure for the Macro Allocation Fund in future shareholder reports.

Response 4.      The Registrant confirms that, to the extent the Macro Allocation Fund continues to invest a significant percentage of its assets in the SPDR S&P 500 ETF Trust, the following statement will be included as a footnote to the Fund’s Schedule of Investments in future shareholder reports:

The SPDR S&P 500 ETF Trust’s financial statements, which are not covered by the Report of Independent Registered Public Accounting Firm, are available free of charge on the SEC’s website at https://www.sec.gov.

Comment 5.    Macro Allocation Fund – Registration Statement Disclosure: In the SEC staff’s view, the Macro Allocation Fund has historically maintained a significant exposure to the SPDR S&P 500 ETF Trust. Consider disclosing as part of the Macro Allocation Fund’s principal investment strategies in response to Items 4 and/or 9 of

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Form N-1A the Fund’s strategy to invest a significant portion of its assets in either the SPDR S&P 500 ETF Trust or in any one investment in general.

Response 5.      The Registrant will consider enhancements to the Macro Allocation Fund’s principal investment strategies as disclosed in response to Items 4 and/or 9 of Form N-1A in connection with the Fund’s next annual registration statement update.

Comment 6.    Statements of Assets and Liabilities: If required under Articles 6-04(12) and 6-03(l) of Regulation S-X, please disclose as a standalone line item any amounts due to the members of the Board of Trustees of William Blair Funds.

Response 6.      Due to the timing of payments to the members of the Board of Trustees of William Blair Funds, there is not generally a balance outstanding for amounts due to the Trustees at the Funds’ fiscal year end. The Registrant confirms that in years where such liability is outstanding at the Funds’ fiscal year end, the requested disclosure will be included.

Comment 7.    Notes to Financial Statements: Item 6 of the Notes to Financial Statements section of the shareholder report states that “The derivative instruments held as of December 31, 2020, as disclosed in each Fund’s Portfolios of Investments, are representative of each Fund’s derivative instrument trading activity during the year ended December 31, 2020.” However, the SEC staff notes that although the Small-Mid Cap Core Fund has a realized loss on futures contracts, no futures contracts were outstanding for the Fund as of December 31, 2020. Please confirm whether the excerpted statement is accurate.

Response 7.      The Registrant confirms that the excerpted statement is accurate.

Comment 8.    Notes to Financial Statements: Item 6 of the Notes to Financial Statements section of the shareholder report states that “Each Fund may use derivative instruments to maintain liquidity, to provide hedging, or in anticipation of changes in the composition of its portfolio holdings or as otherwise provided in each Fund’s prospectus. Macro Allocation Fund may also use derivative instruments to obtain investment exposures.” In future shareholder report filings, please provide additional disclosure regarding how and why a Fund may invest in derivatives.

Response 8.      The Registrant confirms that the requested change will be made in future shareholder reports. Specifically, the Registrant will revise the second sentence excerpted as follows:

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“Macro Allocation Fund may also use derivative instruments to implement its investment strategy and obtain desired investment exposures, including by taking long or short positions indirectly through derivative instruments such as, but not limited to, futures, swaps, options and currency forward contracts. Such long and short positions may be intended to enhance expected return, reduce expected risk, or both. For additional information regarding the asset class exposures the Macro Allocation Fund typically seeks through futures, swaps, options and forward foreign currency contracts, see the Fund’s principal investment strategy disclosure in its prospectus.”

Comment 9.    Notes to Financial Statements: Item 4(a) of the Notes to Financial Statements section of the shareholder report states that “The Funds have also entered into an Amended and Restated Expense Limitation Agreement with the Adviser. Under the terms of the agreement, the Adviser will waive its management fee and/or reimburse a Fund for certain operating expenses, subject to certain excluded expenses, in excess of the agreed upon rate through April 30, 2021.” (emphasis added). In future shareholder report filings, please provide additional detail regarding the excluded expenses.

Response 9.      The Registrant confirms that the requested change will be made in future shareholder reports. Specifically, the Registrant will insert the following immediately following the excerpted sentence:

“Excluded expenses include interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of a Fund’s business.”

Comment 10.    Please confirm supplementally that the Registrant (i) is aware of Accounting and Disclosure Information Bulletin 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets and (ii) has evaluated whether any disclosure enhancements are necessary or appropriate in light of the Bulletin for any series of the Registrant.

Response 10.      The Registrant confirms that it (i) is aware of Accounting and Disclosure Information Bulletin 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets and (ii) has evaluated whether any disclosure enhancements are necessary or appropriate in light of the Bulletin for any series of the Registrant.

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Comment 11.    The SEC staff notes that the International Developed Plus Fund and the Institutional International Developed Plus Fund are each designated as “active” on the SEC’s EDGAR portal but do not appear to be operational. If true, please modify the entry on EDGAR for these two Funds.

Response 11.      The Registrant confirms that the International Developed Plus Fund and the Institutional International Developed Plus Fund are designated as “active” on EDGAR while each Fund pursues foreign tax reclaim filings in certain foreign jurisdictions. Upon resolution of such reclaim requests, the Registrant will de-activate the International Developed Plus Fund and the Institutional International Developed Plus Fund on EDGAR.

Comment 12.    Macro Allocation Fund - Statement of Operations: Please confirm whether the “Expenses” sub-section of the Statement of Operations of the Macro Allocation Fund reflects dividend and interest expense on short sales or explain supplementally why this was excluded.

Response 12.      The Registrant confirms that the “Expenses” subsection of the Statement of Operations for the Macro Allocation Fund does not reflect dividend and interest expense on short sales because the amount of such expenses are not deemed to be material by the Registrant.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

Maureen Miller, Vedder Price P.C.

Jacob Tiedt, Vedder Price P.C.

Mark Quade, Vedder Price P.C.